Exhibit 2
                                                                       ---------

FOR IMMEDIATE RELEASE                                               1 April 2008


                              WPP GROUP PLC ("WPP")

                   G2 acquires majority stake in RAMS in India


WPP announces that its wholly-owned operating company G2 Worldwide, a Grey Group company and a leading global marketing services network, specializing in digital communications, direct marketing, shopper marketing and design has agreed to acquire, subject to regulatory approval, a majority stake in Chateux Hospitality Pvt. Ltd, one of India's leading providers of customized solutions in activation marketing and relationship management. The company operates in India under the RAMS brand name.

Founded in 1998, Chateux Hospitality employs 148 people and is based in Gurgoan, with offices in Mumbai and Bangalore. Clients include American Express, GE, GlaxoSmithKline, AIG, Nestle, Eli Lilly, HP India, and Hero Honda.

RAMS's unaudited revenues for the year ended 31 March 2007 were INR123.3m, with gross assets at the same date of INR211.2m.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.


Contact:
Feona McEwan, WPP                                            T.44(0)20 7408 2204



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